

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 13, 2011

Via E-Mail

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
11355 West Olympic Blvd
Los Angeles, CA 90064

>   **RE: National Technical Systems, Inc.**
>   **Soliciting Materials filed pursuant to Rule 14a-12 filed by Dr. Jack Lin,**
>   **Luis A. Hernandez, Sidney Meltzner, CAS Foundation, Harry S.**
>   **Derbyshire and Jeff Kaplan**
>   **Filed August 30 and September 12, 2011**
>   **File No. 001-34882**

Dear Mr. Bava:

We have reviewed your filing and have the following comments.

Soliciting Materials filed August 30, 2011

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

-   that "attempting to enhance shareholder value through acquisitions of small testing companies is very risky to implement – operationally as well as financially;" and,
-   the first and fifth bullet points.

2.   Please refer to your statement that you "fear it has more to do with continuing the Board and management's rich compensation package than with protecting shareholder interests." It appears that you are implying that the current board, by not selling the company, has intentionally placed its own self-interests above its fiduciary duties. You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure.

3.   Refer to the statement in bold that reads "I'll give you my Company when you take it from cold, dead hands." Please confirm that this statement was made by someone affiliated with the company. Otherwise, issue revised materials to make clear the source of the statement.

Soliciting Materials filed September 12, 2011

4.   Similar to comment 2 above, we note your statements in the three bullet points on page 6 of the presentation. It does not appear that the exhibit you included (No. 4) does not provide or withhold support to/from your statements.

5.   On page 7 of your presentation, you state that you "believe a price between $9.00 and $12.00 or more could be realized in a properly marketed and negotiated sale." The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. If you choose to include the $9-$12 figure in soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the $9-$12 figure unreasonable.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                /s/ Daniel F. Duchovny
                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers & Acquisitions